FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, December 21, 2004, Series 2004-BC5

333-118926

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ______________________
Name: RUBEN AVILEZ
Title: VICE PRESIDENT

Dated: December 22, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Revised Computational Materials

$761,052,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-BC5

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities).. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment an tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Revised Term Sheet *Date Revised: December 3, 2004*

$761,052,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-BC5

Class [1][2]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's/DBRS) [4]	Last Scheduled Distribution Date	Certificate Type
A-1	$295,000,000	0.96 / 0.96	1 – 22 / 1 - 22	AAA/Aaa/AAA	Dec 2013	Floating Rate Senior
A-2	252,467,000	2.81 / 2.81	22 – 63 / 22 - 63	AAA/Aaa/AAA	Jul 2032	Floating Rate Senior
A-3	88,393,000	6.65 / 8.18	63 – 86 / 63 - 201	AAA/Aaa/AAA	Dec 2034	Floating Rate Senior
M-1	26,256,000	4.91 / 5.44	41 – 86 / 41 - 163	AA+/Aa1/AA(high)	Nov 2034	Floating Rate Mezzanine
M-2	24,354,000	4.86 / 5.38	40 – 86 / 40 - 156	AA/Aa2/AA	Oct 2034	Floating Rate Mezzanine
M-3	13,699,000	4.84 / 5.33	39 – 86 / 39 - 147	AA/Aa3/AA	Oct 2034	Floating Rate Mezzanine
M-4	12,557,000	4.82 / 5.29	39 – 86 / 39 - 141	A+/A1/A(high)	Sep 2034	Floating Rate Mezzanine
M-5	13,318,000	4.81 / 5.24	38 – 86 / 38 - 134	A+/A2/A(high)	Aug 2034	Floating Rate Mezzanine
M-6	11,416,000	4.80 / 5.18	38 – 86 / 38 - 126	A-/A3/A(low)	Jul 2034	Floating Rate Mezzanine
M-7	8,372,000	4.80 / 5.12	38 – 86 / 38 - 117	BBB+/Baa1/BBB(high)	May 2034	Floating Rate Mezzanine
M-8	7,611,000	4.78 / 5.02	37 – 86 / 37 - 108	BBB/Baa2/BBB	Apr 2034	Floating Rate Mezzanine
B	7,609,000	4.78 / 4.89	37 – 86 / 37 - 99	BBB-/Baa3/BBB(low)	Jan 2034	Floating Rate Subordinate
Total:	**$761,052,000**					

(1) *The margins on the Senior Certificates will double and the respective margins on the Subordinate Certificates will be equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Michael McCormick, Standard & Poors, 212.438.1937; Tamara Zaliznyak, Moody's Ratings, 212.553.7761; Quincy Tang, Dominion Bond Rating Service, 212-635-3410.*

Trust/Issuer: Asset-Backed Certificates, Series 2004-BC5.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation.

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1, Class A-2 and Class A-3 Certificates (collectively, the "***Senior Certificates***") and (ii) Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Deleted: ,

Deleted: which currently are not contemplated to be offered publicly. ¶

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date:	Scheduled balances as of [December 1, 2004].
Cut-off Date:	As to any Mortgage Loan, the later of [December 1, 2004] and the origination date of such Mortgage Loan.
Expected Pricing Date:	December [2], 2004.
Expected Closing Date:	December [27], 2004.
Expected Settlement Date:	December [27], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Class A-1, Class A-2, Class A-3, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 20% HEP (i.e., prepayments start at 2.0% CPR in month one, and increase by 2.0% CPR each month to 20% CPR in month ten, and remain at 20% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 16% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR until month 26, increasing to and remaining constant at 60% CPR from month 27 until month 30 and decreasing and remaining constant at 32% CPR from month 31 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

Deleted: For each initial Mortgage Loan, the later of November 1, 2001, or the origination date of such Mortgage Loan.¶

Deleted: September

Deleted: as of the initial Cut-off Date

Deleted: in

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $761,052,953 of which: (i) approximately $554,790,459 were adjustable rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Adjustable Rate Mortgage Loans***") and (ii) approximately $206,262,494 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Fixed Rate Mortgage Loans***") and, together with the Adjustable Rate Mortgage Loans, (the "***Mortgage Loans***").

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate (b) the trustee fee rate and (c) the mortgage insurance premium rate (if any).

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of interest thereon that would have accrued if the Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Corridor Contract: The Trust will include a one-month LIBOR corridor contract (***the "Corridor Contract"***) for the benefit of the Certificates. On the Closing Date, the notional amount of the Corridor Contract will equal approximately $761,052,000, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the Certificates the related Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the related Net Rate Carryover on the Certificates on such Distribution Date will be distributed instead to the holder of the Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the Certificates on future Distribution Dates.

Cap Contract: The Trust will include a one-month LIBOR cap contract (***the "Cap Contract"***) for the sole benefit of the class A-1 Certificates. On the Closing Date, the notional amount of the Cap Contract will equal approximately $295,000,000, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on the Cap Contract will be available to pay the holders of the class A-1 Certificates the related Net Rate Carryover. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the related Net Rate Carryover on the class A-1 Certificates on such Distribution Date will be distributed instead to the holder of the class A-1 Certificate(s) representing the residual interest and will not be available for payments of Net Rate Carryover on the class A-1 Certificates on future Distribution Dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/ Moody's/DBRS	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown (1)
A	AAA/Aaa/AAA	19.05%	38.10%
M-1	AA+/Aa1/AA(high)	15.60%	31.20%
M-2	AA/Aa2/AA	12.40%	24.80%
M-3	AA/Aa3/AA	10.60%	21.20%
M-4	A+/A1/A(high)	8.95%	17.90%
M-5	A+/A2/A(high)	7.20%	14.40%
M-6	A-/A3/A(low)	5.70%	11.40%
M-7	BBB+/Baa1/BBB(high)	4.60%	9.20%
M-8	BBB/Baa2/BBB	3.60%	7.20%
B	BBB-/Baa3/BBB(low)	2.60%	5.20%

(1) Initial o/c at closing is 0.00% and builds to 2.60%.Does not include any credit for Excess Interest.

Subordination: The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, each Subordinate Certificate will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will be the same as the principal balance of the Certificates. Any realized losses on the Mortgage Loans will be covered first by Excess Cashflow and then by Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced below the Overcollateralization Target by realized losses.

Overcollateralization Target: Prior to the Stepdown Date or if a Trigger Event (as described below) is in effect, 2.60% of the principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target"***). The initial amount of O/C will be approximately 0.00%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 5.20% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [TBD]% of the Senior Enhancement Percentage. As used above, the ***"Senior Enhancement Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	[TBD]% with respect to January 2008, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to January 2009, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to January 2010, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in January 2008.

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 61.90% of the principal balance of the Mortgage Loans for such Distribution Date.

Class A-1 Turbo Trigger Event Payment Amount:

With respect to any Distribution Date on which a Class A-1 Turbo Trigger Event is in effect, the lesser of (a) the amount of funds remaining after making payments pursuant to clause (1) through (5) of the Certificates Priority of Distributions described below and (b) the certificate principal balance of the Class A-1 Certificates (after making all other distributions of principal on that Distribution Date)(the "***Class A-1 Turbo Trigger Event Payment Amount***").

Class A-1 Turbo Trigger Event:

With respect to any Distribution Date beginning with the Distribution Date in July 25, 2008, until the certificate principal balance of the Class A-1 Certificates has been reduced to zero, a Class A-1 Turbo Trigger Event will be in effect if the certificate principal balance of the Class A-1 Certificates (after giving effect to clause (1) through (5) of the Certificates Priority of Distributions described below) on that Distribution Date exceeds the specified amount for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-8, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in each case until the respective certificate principal balance of such class has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: (a) first, current and unpaid interest, pro rata, to the Senior Certificates, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow, sequentially, as follows: as principal to the Senior Certificates and Subordinate Certificates to restore or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow to pay related Net Rate Carryover remaining unpaid after application of amounts received under the related Corridor Contract and Cap Contract (as described above);
6) In the event that the Class A-1 Turbo Trigger Event is in effect, to make additional principal distributions to the Class A-1 Certificates in the amount of the Class A-1 Turbo Trigger Event Payment Amount until the certificate principal balance of the Class A-1 Certificates is reduced to zero; and
7) To the Class C Certificates, any remaining amounts.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract and Cap Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid sequentially to the Class A-1, Class A-2 and Class A-3 Certificates, in that order, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class B Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Class A-1, Class A-2 and Class A-3 Certificates, in that order, such that the unpaid principal balance of the Senior Certificates in the aggregate will have 38.10% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 31.20% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 24.80% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 21.20% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 17.90% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 14.40% Subordination, (vii) sevnth, to the Class M-6 Certificates such that the Class M-6 Certificates will have 11.40% Subordination, (vii) eight, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 9.20% Subordination, (ix) ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have 7.20% Subordination and (x) tenth, to the Class B Certificates such that the Class B Certificates will have 5.20% Subordination.

All prepayment charges collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin Tables, Cap Contract Schedule, Corridor Contract Schedule, Available Funds Schedule, and Collateral Tables to Follow]

Deleted: and

Discount Margin Tables (1)

Class A-1 (To Call)

Margin 0.13%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	5.29	1.12	0.96	0.83	0.68
MDUR (yr)	4.92	1.11	0.95	0.82	0.67
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Jun13	Jan07	Oct06	Sep06	Apr06

Class A-1 (To Maturity)

Margin 0.13%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	5.29	1.12	0.96	0.83	0.68
MDUR (yr)	4.92	1.11	0.95	0.82	0.67
First Prin Pay	Jan05	Jan05	Jan05	Jan05	Jan05
Last Prin Pay	Jun13	Jan07	Oct06	Sep06	Apr06

Class A-2 (To Call)

Margin 0.30%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	22.85	3.60	2.81	2.18	1.85
MDUR (yr)	17.15	3.42	2.70	2.12	1.81
First Prin Pay	Jul23	Jan07	Oct06	Sep06	Apr06
Last Prin Pay	Jan32	Jul11	Mar10	Dec07	Apr07

Class A-2 (To Maturity)

Margin 0.30%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	22.85	3.60	2.81	2.18	1.85
MDUR (yr)	17.15	3.42	2.70	2.12	1.81
First Prin Pay	Jul23	Jan07	Oct06	Sep06	Apr06
Last Prin Pay	Jan32	Jul11	Mar10	Dec07	Apr07

(1) See definition of Pricing Prepayment Speed above.

Class A-3 (To Call)

Margin	0.45%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	45	45	45	45	45
WAL (yr)	27.98	8.38	6.65	5.38	2.87
MDUR (yr)	19.45	7.48	6.07	5.00	2.76
First Prin Pay	Jan32	Jul11	Mar10	Dec07	Apr07
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class A-3 (To Maturity)

Margin	0.45%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	45	52	52	53	52
WAL (yr)	28.32	10.27	8.18	6.67	3.46
MDUR (yr)	19.61	8.84	7.25	6.04	3.25
First Prin Pay	Jan32	Jul11	Mar10	Dec07	Apr07
Last Prin Pay	Jun34	Apr25	Sep21	Dec18	Dec15

Class M-1 (To Call)

Margin	0.57%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	57	57	57	57	57
WAL (yr)	25.92	5.92	4.91	4.56	4.41
MDUR (yr)	18.19	5.39	4.55	4.27	4.14
First Prin Pay	Nov26	Jan08	May08	Oct08	May09
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-1 (To Maturity)

Margin	0.57%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	57	59	59	59	64
WAL (yr)	26.04	6.59	5.44	5.01	6.09
MDUR (yr)	18.24	5.87	4.97	4.63	5.58
First Prin Pay	Nov26	Jan08	May08	Oct08	Jan10
Last Prin Pay	May34	Oct21	Jul18	Mar16	Sep13

Class M-2 (To Call)

Margin	0.60%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.92	5.92	4.86	4.38	4.40
MDUR (yr)	18.12	5.39	4.51	4.10	4.13
First Prin Pay	Nov26	Jan08	Apr08	Jul08	Mar09
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-2 (To Maturity)

Margin	0.60%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	62	62	62	63
WAL (yr)	26.04	6.56	5.38	4.80	4.92
MDUR (yr)	18.18	5.84	4.90	4.45	4.58
First Prin Pay	Nov26	Jan08	Apr08	Jul08	Mar09
Last Prin Pay	Apr34	Jan21	Dec17	Aug15	Mar13

Class M-3 (To Call)

Margin	0.63%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	63	63	63	63	63
WAL (yr)	25.92	5.92	4.84	4.28	4.17
MDUR (yr)	18.06	5.38	4.48	4.01	3.93
First Prin Pay	Nov26	Jan08	Mar08	Jun08	Dec08
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-3 (To Maturity)

Margin	0.63%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	63	65	65	65	65
WAL (yr)	26.04	6.53	5.33	4.68	4.49
MDUR (yr)	18.11	5.82	4.86	4.34	4.20
First Prin Pay	Nov26	Jan08	Mar08	Jun08	Dec08
Last Prin Pay	Apr34	Feb20	Mar17	Jan15	Sep12

Class M-4 (To Call)

Margin	1.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	100	100	100	100	100
WAL (yr)	25.92	5.92	4.82	4.23	3.98
MDUR (yr)	17.28	5.31	4.42	3.93	3.72
First Prin Pay	Nov26	Jan08	Mar08	May08	Sep08
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-4 (To Maturity)

Margin	1.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	100	103	104	104	103
WAL (yr)	26.04	6.50	5.29	4.61	4.28
MDUR (yr)	17.33	5.71	4.76	4.23	3.98
First Prin Pay	Nov26	Jan08	Mar08	May08	Sep08
Last Prin Pay	Mar34	Jul19	Sep16	Jul14	May12

Class M-5 (To Call)

Margin	1.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	110	110	110	110
WAL (yr)	25.92	5.92	4.81	4.19	3.84
MDUR (yr)	17.08	5.29	4.39	3.88	3.59
First Prin Pay	Nov26	Jan08	Feb08	Apr08	Jul08
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-5 (To Maturity)

Margin	1.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	110	114	114	114	113
WAL (yr)	26.03	6.46	5.24	4.54	4.12
MDUR (yr)	17.13	5.66	4.71	4.16	3.82
First Prin Pay	Nov26	Jan08	Feb08	Apr08	Jul08
Last Prin Pay	Feb34	Nov18	Feb16	Feb14	Jan12

Class M-6 (To Call)

Margin 1.25%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	125	125	125	125
WAL (yr)	25.92	5.92	4.80	4.15	3.72
MDUR (yr)	16.79	5.26	4.36	3.83	3.47
First Prin Pay	Nov26	Jan08	Feb08	Mar08	May08
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-6 (To Maturity)

Margin 1.25%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	125	129	129	129	129
WAL (yr)	26.02	6.40	5.18	4.46	3.97
MDUR (yr)	16.83	5.59	4.65	4.08	3.68
First Prin Pay	Nov26	Jan08	Feb08	Mar08	May08
Last Prin Pay	Jan34	Jan18	Jun15	Jul13	Jul11

Class M-7 (To Call)

Margin 1.80%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	180	180	180	180
WAL (yr)	25.92	5.92	4.80	4.13	3.65
MDUR (yr)	15.77	5.15	4.29	3.76	3.37
First Prin Pay	Nov26	Jan08	Feb08	Feb08	Apr08
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-7 (To Maturity)

Margin 1.80%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	184	184	184	184
WAL (yr)	26.01	6.32	5.12	4.39	3.86
MDUR (yr)	15.80	5.42	4.52	3.96	3.54
First Prin Pay	Nov26	Jan08	Feb08	Feb08	Apr08
Last Prin Pay	Nov33	Feb17	Sep14	Nov12	Jan11

Class M-8 (To Call)

Margin 1.90%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	25.92	5.92	4.78	4.10	3.60
MDUR (yr)	15.59	5.14	4.26	3.72	3.31
First Prin Pay	Nov26	Jan08	Jan08	Feb08	Mar08
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class M-8 (To Maturity)

Margin 1.90%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	194	194	194	194
WAL (yr)	25.99	6.22	5.02	4.29	3.75
MDUR (yr)	15.61	5.34	4.43	3.87	3.44
First Prin Pay	Nov26	Jan08	Jan08	Feb08	Mar08
Last Prin Pay	Oct33	Apr16	Dec13	May12	Aug10

Class B (To Call)

Margin 3.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 98.94979	307	321	325	329	332
WAL (yr)	25.92	5.92	4.78	4.10	3.56
MDUR (yr)	13.76	4.92	4.11	3.61	3.19
First Prin Pay	Nov26	Jan08	Jan08	Feb08	Feb08
Last Prin Pay	Mar33	Dec13	Feb12	Oct10	May09

Class B (To Maturity)

Margin 3.00%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 98.94979	308	323	327	331	334
WAL (yr)	25.96	6.07	4.89	4.19	3.63
MDUR (yr)	13.77	5.01	4.18	3.67	3.25
First Prin Pay	Nov26	Jan08	Jan08	Feb08	Feb08
Last Prin Pay	Jul33	May15	Mar13	Sep11	Feb10